                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                       PROTEIN POLYMER TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   743697 10 4
                                 (CUSIP Number)

                              Michael Ullmann, Esq.
                                Johnson & Johnson
                           One Johnson & Johnson Plaza
                             New Brunswick, NJ 08933
                                 (908) 524-2464

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 January 6, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
[  ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

                                  SCHEDULE 13D


---------------------                                        -------------------
CUSIP NO. 743697 10 4                                        PAGE  2  OF 6 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Johnson & Johnson                               22-1024240
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
--------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH              8  SHARED VOTING POWER
      REPORTING
       PERSON                         920,480
        WITH           ---------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                                      -0-
                       ---------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                      920,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            920,480
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.10%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------                                       --------------------
CUSIP NO. 743697 10 4                                        PAGE  3 OF 6 PAGES
---------------------                                       --------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Johnson & Johnson Development Corporation       22-2007137
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
--------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH              8  SHARED VOTING POWER
      REPORTING
       PERSON                         920,480
        WITH           ---------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                                      -0-
                       ---------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                      920,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            920,480
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.10%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP 743697 10 4                                              Page 4 of 6 Pages



Items 3, 4, 5 and 6 of the Schedule 13D filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Johnson & Johnson, a New Jersey corporation ("J&J"), and Johnson & Johnson Development Corporation, a New Jersey corporation ("JJDC"), relating to the shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of Protein Polymer Technologies, Inc., a Delaware corporation (the "Company"), are hereby amended by adding to such items the information set forth below:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


On January 6, 1997, in a private placement, JJDC purchased from the Company 400,000 shares of Common Stock, at $2.50 per share, for an aggregate purchase price of $1,000,000, which was paid in cash. No funds were borrowed to finance this purchase.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

On July 1, 1994, the Company entered into a Securities Purchase Agreement with JJDC, pursuant to which JJDC purchased 11,000 shares of the Company's Series C Preferred Stock, and a warrant to purchase up to 220,000 shares of Common Stock (the "1994 Warrant"), for an aggregate consideration of $1,100,000. In September 1995, the Company entered into a license and development agreement and a supply agreement with Ethicon, Inc., an affiliate of J&J and JJDC, which has since been modified by the parties. In conjunction with those agreements, the Company also entered into a Securities Purchase Agreement with JJDC, pursuant to which JJDC purchased 27,317 shares of the Company's Series D 10% Cumulative Convertible Preferred Stock, and a warrant to purchase up to 300,480 shares of Common Stock (the "1995 Warrant"), in exchange for consideration of $2,731,700, which was comprised of $1,250,000 as a cash payment, the exchange of all Series C Preferred Stock of the Company held by JJDC at such time, the repayment of a loan from JJDC to the Company, as well as payments of dividends and interests due. On March 19, 1996, JJDC exercised the 1994 Warrant and acquired 220,000 shares of Common Stock of the Company. On August 26, 1996, JJDC exercised the 1995 Warrant and purchased 300,480 shares of Common Stock of the Company. The aforementioned agreements with Ethicon, Inc. have been extended through December 1997. In conjunction with the extension of these agreements, JJDC agreed to purchase 400,000 additional shares of Common Stock in the Company's recent private placement, as reported in this statement.

CUSIP 743697 10 4                                              Page 5 of 6 Pages



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a) and (b) are hereby amended and restated as follows:

                      (a) As of January 6, 1997, J&J and JJDC each had beneficial ownership of an aggregate of 920,480 shares of Common Stock. Based upon the shares of Common Stock outstanding as of October 28, 1996, as reported in the Company's Report on Form 10-QSB for the quarter ended September 30, 1996, and the shares of Common Stock offered pursuant to the Company's private placement of 1,904,000 shares on January 6, 1997, 920,480 shares constitute approximately 10.10% of the outstanding shares of Common Stock. In addition, as of January 6, 1997, J&J and JJDC each had beneficial ownership of an aggregate of 27,317 shares of the Company's Series D 10% Cumulative Convertible Preferred Stock, which is non-voting and generally not convertible until September 14, 1997.

                      (b) J&J and JJDC each have shared power to vote and shared power to dispose of all shares described in paragraph (a) above.


ITEM 6.  CONTRACTS, ARRANGEMENTS, ETC.

         The 400,000 shares of Common Stock purchased by JJDC on January 6, 1997 were purchased pursuant to a Securities Purchase Agreement dated as of January 6, 1997 among the Company, JJDC and other investors.

CUSIP 743697 10 4                                              Page 6 of 6 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JOHNSON & JOHNSON



Dated:  January 10, 1997           By  /s/ Peter S. Galloway
                                       ------------------------
                                       Name:  Peter S. Galloway
                                       Title:   Secretary


                                   JOHNSON & JOHNSON DEVELOPMENT
                                        CORPORATION


Dated:  January 10, 1997           By  /s/ Peter S. Galloway
                                       ------------------------
                                       Name:  Peter S. Galloway
                                       Title:   Secretary